SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 2)*

Yucheng Technologies Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G98777108
(CUSIP Number)

With a copy to: Ms. Yun SHI 307-9 Mudanyuan Beili No. 20 Hua Yuan Bei Road Haidian District Beijing, China 100083	with a copy to: Andrew D. Hudders, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. G98777108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yun Shi I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,675,879
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,675,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.029%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. G98777108	Page 3 of 5 Pages

 Item 1.    Security and Issuer

The class of equity securities to which this amended statement on Schedule 13D relates is the ordinary shares (the “Common Stock”), of Yucheng Technologies Limited, a British Virgin Islands company (the “Issuer”).  The principal executive office of the Issuer is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China.

Item 2.     Identity and Background.

No change

Item 3.     Source and Amount of Funds and Other Consideration.

No change.

Item 4.     Purpose of Transaction

No change.

Item 5.     Interest in Securities of the Issuer.

As of December 14, 2011, the Reporting Person beneficially owned 1,675,879 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 9.029% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Person in respect of the beneficial ownership of the Issuer’s Common Stock effected in the past 60 days are set forth below.  All the reported transactions were open market purchases effected on the Nasdaq Stock Market where the Common Stock of the Issuer is publicly traded.  All the transactions were made through a broker-dealer.

Date of Transaction	Price of Shares on Date of Transaction (USD)	Number of Shares	Transaction Cost (USD)
2011-11-21	2.27	3,223	7,311.75
2011-11-22	2.24	71,383	160,146.76
2011-11-23	2.22	63,987	141,838.76
2011-11-25	2.15	31,901	68,677.37
2011-11-28	2.15	300	665.00
2011-11-30	2.21	16,643	36,939.89
2011-12-01	2.17	665	1,463.05
2011-12-02	2.22	6,200	13,805.29
2011-12-05	2.20	300	680.00
2011-12-14	2.16	57,908	125,411.97

SCHEDULE 13D

CUSIP No. G98777108	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

No change.

SCHEDULE 13D

CUSIP No. G98777108	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2011

/S/ Yun SHI
Yun SHI